Exhibit 99.1

Strongbridge Biopharma plc Reports First Quarter 2016 Financial Results

DUBLIN, Ireland and TREVOSE, Pa., May 17, 2016 — Strongbridge Biopharma plc (Nasdaq: SBBP), a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options, today announced its first quarter 2016 financial results.

“Strongbridge remains focused on accelerating development of its rare endocrine disease portfolio. Patient enrollment in the global Phase 3 SONICS clinical trial evaluating COR-003 for the treatment of endogenous Cushing’s syndrome continues to progress, and we are pleased that a recent pre-planned Data and Safety Monitoring Board (DSMB) review was consistent with prior reviews and again resulted in the recommendation that the SONICS clinical trial continue as planned. We are also making progress toward finalizing the technology to be utilized for a long-acting formulation of COR-005 for the treatment of acromegaly. The cost savings resulting from our recently announced portfolio prioritization will be fully realized within the next few quarters and we continue to believe that the Company’s current cash resources are sufficient to fund planned operations into the fourth quarter of 2017,” said Matthew Pauls, president and chief executive officer of Strongbridge Biopharma.

First Quarter 2016 Results

For the three months ended March 31, 2016, net loss attributable to ordinary shareholders was $12.2 million, or $0.57 per basic and diluted share, compared to $6.4 million, or $0.52 per basic and diluted share, for the same period in the prior year.

Research and development expenses were $6.8 million for the three months ended March 31, 2016, compared to $2.5 million for the same period in the prior year. The increase was primarily attributable to expenses related to the global Phase 3 SONICS clinical trial and supporting development activities for COR-003, development spending for COR-004, formulation development activities for COR-005, compensation and related personnel costs, and non-cash stock-based compensation costs.

General and administrative expenses were $4.1 million for the three months ended March 31, 2016, compared to $3.1 million for the same period in the prior year.  The increase in general and administrative expenses during the 2016 period was primarily due to increased compensation and related personnel costs as well as non-cash stock-based compensation resulting from increased headcount of administrative personnel.  These increases were partially offset by decreased legal fees in support of general corporate matters, employee recruiting fees and consulting fees for general business efforts. General and administrative expenses for the three months ended March 31, 2015 also included legal and accounting fees related to the indirect activities necessary to prepare the Company’s financial records for the U.S. initial public offering, which was completed in October 2015.

The Company recorded a loss of $1.1 million during the three months ended March 31, 2016 in connection with the termination of its license agreement with Antisense Therapeutics.

Strongbridge had cash and cash equivalents of $42.3 million and no outstanding debt as of March 31, 2016, compared to cash and cash equivalents of $51.6 million as of December 31, 2015. The Company believes it has sufficient existing cash and cash equivalents to fund planned operations into the fourth quarter of 2017.

About Strongbridge Biopharma

Strongbridge Biopharma is a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options. Strongbridge’s lead product candidate, COR-003 (levoketoconazole), is a cortisol inhibitor currently being studied in the global Phase 3 SONICS trial for the treatment of endogenous Cushing’s syndrome. Strongbridge’s rare endocrine disease franchise also includes COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, outcomes of product development efforts, costs and results, future financial position and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statement of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Three Months Ended March 31,
	2016	2015

Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$6,794	$2,500
General and administrative	4,129	3,108
Total operating expenses	10,923	5,608
Operating loss	(10,923)	(5,608)
Other income (expense), net:
Foreign exchange loss	(47)	(780)
Other income (expense), net	(1,290)	(41)
Total other income (expense), net	(1,337)	(821)
Loss before income taxes	(12,260)	(6,429)
Income tax benefit	55	55
Net loss	(12,205)	(6,374)
Net loss attributable to non-controlling interest	51	—
Net loss attributable to Strongbridge Biopharma	$(12,154)	$(6,374)
Net loss attributable to common shareholders, basic and diluted	$(12,154)	$(6,374)
Net loss per share attributable to common shareholders, basic and diluted	$(0.57)	$(0.52)
Weighted-average shares used in computing net loss per share attributable to common shareholders, basic and diluted	21,205,382	12,292,931

STRONGBRIDGE BIOPHARMA plc

Select Consolidated Balance Sheet Information

(In thousands, except share and per share data)

	March 31,	December 31,
	2016	2015
	(In Thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$42,307	$51,623
Total assets	87,014	97,330
Total liabilities	6,964	6,403
Total shareholders’ equity	80,050	90,927

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